Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Main Tel +1 212 506 2500
Main Fax +1 212 262 1910
www.mayerbrown.com

Bradley W. Berman
Direct Tel +1 212 506 2321
bberman@mayerbrown.com

March 12, 2018

Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549

Re:	Alaia Market Linked Trust, Series 7-1 Amendment No. 1 to Registration Statement on Form S-6 Filed March 12, 2018 File Nos.: 333-222878 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on March 12, 2018 Pre-effective Amendment No. 1 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 7-1, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your letter of March 7, 2018.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover

1.           The name of the trust includes “m+ Protection 90 Fund.”  Since the trust seeks to match the return of the Reference Asset (up to the Capped Return), and “m+” may indicate to investors that the trust will provide a return in excess of the Reference Asset, please delete “m+” from the trust’s name, and make corresponding changes throughout the prospectus.  Additionally, since the term “protection” may cause investors to believe that the trust offers greater protection or safety that is actually the case, please delete “protection” from the name of the trust.  See IM Guidance Update No. 2013-12 (avail. Nov. 2013).  Finally, since “90” may suggest to investors that the trust will hold 90 securities, please delete “90” from the name of the trust.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 12, 2018

We have changed the name of this fund to the “Defined Preservation 90 Fund.” The Alaia Trust believes that the  word “Preservation” is an appropriate term for this trust because, as disclosed in the fourth bullet point on the cover page and in other places in the prospectus, the trust is designed to limit investor losses to [10]% of any price decline from the Inception Value, and thus preserve [90]% of their investment.  The Alaia Trust also believes that the use of the number “90” is appropriate for this trust due to the [90]% insulation against price declines through the use of the maximum loss feature.  We have included as a first bullet point to the cover page a high level description of the trust objective to further clarify the inclusion of “Defined Preservation” as well as the number 90 in the name. Other future series of the trust may have greater or lesser insulation against price declines, with greater or lesser maximum loss features.  Those future series would include the appropriate downside insulation percentage number in the title of the series.

We have removed the name “m+” from the name of the series and moved the m+ logo to after the table of contents, where there is an explanation of the “m+” logo. “m+” is a trade name owned by Alaia Capital, LLC, and it is used to market certain unit investment trusts.  The Alaia Trust has made a considerable investment in creating, and obtaining a trademark for, “m+”, and any unavailability of that trademark would cause a significant economic burden on Alaia.

2.           The second bullet point on the cover page states that investors are subject to a Capped Return of “[  ]%.”  Since the third bullet point discloses that the Maximum Loss to investors is 10%, please provide us with the amount of the Capped Return as soon as possible.  We may have further comments after reviewing your response.  Additionally, please use bold font for that portion of the second bullet point on the cover page that states “[d]esigned for investors who intend to purchase units at inception and hold them until the Series Mandatory Dissolution Date.”

The Alaia Trust expects that the capped return will be in the range of 35% - 45%. However, the exact capped return cannot be determined until the pricing date for the units.

We have put in bold the requested portion of the first sentence of what is now the third bullet point on the cover page.

3.           Please revise the third bullet point to clarify that the Maximum Loss per unit is 10% of the Inception Value.  Please also disclose in this bullet point that investors who purchase units at prices above the Inception Value may have a Maximum Loss that is greater than 10%, i.e., the Maximum Loss is equal to 10% plus the difference between their purchase price per unit and the Inception Value per unit.

We have made these changes to what is now the fourth bullet point on the cover page.  We have also added further clarity on this point through a new bullet point, which is now the fifth bullet point on the cover page.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 12, 2018

4.           Please provide an additional bullet point disclosing that investors who buy units at a price between the Inception Value and the Maximum Amount per Unit will have a return that is less than the Capped Return.  Please also disclose in this bullet point that investors who purchase units at a price above the Maximum Amount per Unit will have no potential for gain and will only have potential to lose money.

We have added a fifth bullet point highlighting the effect of purchasing units at a price above their Inception Value. With respect to adding disclosure about investors who purchase units above the Maximum Amount per Unit, please see our response to comment 7 below.

5.           Please revise the second paragraph following the six bullet points on the cover page to provide a clear discussion of the ramifications of not purchasing units of the trust at inception, and holding them until the Series Mandatory Dissolution Date.  Also, please revise the first sentence in this paragraph in bold font.

We have replaced the last sentence in the final paragraph on the cover page with the following:  “As the trust is designed to provide the Equal Upside, Capped Return or the Maximum Loss only on the Series Mandatory Dissolution Date and based on a unit value equal to the Inception Value, the return on units purchased for a value that is higher than the Inception Value will be less than those purchased at the Inception Value.”  We also modified a version of this sentence that appears on page 6 of the prospectus.

We changed the font in the first sentence of this paragraph to bold.

Investment Objective (Page 3)

6.           The third sentence in the first paragraph of this section states that the “maximum loss per unit will be as much as [10]% from its original value.” (Emphasis added.) Please revise this disclosure to state that the maximum loss per unit, as disclosed in the Summary of Defined Terms on page 6 of the prospectus, is [10]% of the Inception Value.

We have made this change on page 3.

Hypothetical Performance Return Examples (page 4)

7.           Please provide an additional graph in this section showing examples of returns to investors who purchase units at, near, or above the Capped Return. Please also provide a separate graph showing examples of returns to investors who purchase units at, near, or below the Maximum Loss per Unit. Please ensure that the graphs, or accompanying examples or tables, clearly depict how the trust’s 90% protection is applied to investors who purchase units at both premiums and discounts to the Inception Value.

We have added a table on pages 5-6 illustrating hypothetical examples of the total return for units purchased at different public offering prices at both premiums and discounts to the Inception Value, within a range that the Alaia trust believes reflects a wide and realistic range of  fluctuations in the public offering price per unit during the offering period, given the trust portfolio of options, the trust (and the options) maturity date, and fluctuations in the Reference Asset. This is in addition to, and independent of, where the Alaia trust believes there would be investor demand.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 12, 2018

Principal Risks (Page 13)

8.           The first sentence of the first bullet point in this section states that that the trust’s investment objective is designed to achieve its investment objective “over the life of the trust.” Please revise this sentence to provide that the trust’s investment objective is designed to be achieved only if you buy units at the Inception Value and hold them until the Series Mandatory Dissolution Date.

We have made this change on page 13 of the Prospectus.

9.           Please add a principal risk in this section disclosing that investors may receive little or no return if they purchase units at or near the Capped Return. Please also add a principal risk disclosing that you may lose more than 10% of your investment if you purchase units above the Inception Value.

We have added a new fourth risk factor on page 13 of the Prospectus in response to this comment. Additionally, the same new risk factor has been added to page 33 of the Prospectus and page 5 of the Information Supplement. As it relates to investors purchasing “units at or near the Capped Return,” please refer to our response to comment 7 above.

Who Should Invest (Page 16)

10.         Under the section that discloses the type of investors that should consider investing in the trust, please add a bullet point providing that you are an investor willing to forgo gains greater than the Capped Return. In addition, under the section that discloses the type of investors that should not consider investing in the trust, please add bullet points for: you are an investor buying units at a price that is at, near, or in excess of the Capped Return; and, you are an investor not willing to forgo gains greater than the Capped Return.

We have added three bullet points on page 16 of the Prospectus in response to this comment. However, as it relates to “an investor buying units at a price that is at, near, or in excess of the Capped Return”, please refer to our response to comment 7 above.

Fees and Expenses Table (Page 18)

11.         Please provide us with a completed fee table and Example in EDGAR correspondence at least 48 hours prior to submitting a request for acceleration.

The Alaia Trust will submit a completed fee table and example within this timeline.

Hypothetical Options Expirations Examples (Page 21)

12.         Please provide a heading in bold font above the table in this section stating that you may only receive the hypothetical return below if you purchase units at the Inception Value and hold them until the Series Mandatory Dissolution Date.

We have added this disclosure on page 22 of the Prospectus.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 12, 2018

How to Sell Your Units—Distributions in Kind (page 29)

13.         This section states that unitholders tendering units for redemption may request an in kind distribution of trust assets. Please explain to us why the trust wants to allow unitholders to request in kind redemptions. Please also explain to us why the trust believes that it is appropriate to make in kind distributions of potentially illiquid options to unitholders. Finally, please revise the disclosure in this section to clarify that any in kind redemptions will be pro rata distributions of all of the assets held in the trust, rather than a “pro rata distribution of all of the options that make up the portfolio,” as currently provided.

Alaia has added an in kind distribution alternative here, and intends to do so going forward, in order to provide holders of each unit investment trust with as much flexibility as possible.  Having reviewed a number of UITs currently marketed, as well as comparable fund products, an in-kind redemption option appears to be prevalent. Alaia is also responding to demand by institutional investors that want the ability to request a distribution in kind.

We have revised the disclosure on page 29 to read as follows:  “(1) a Distribution In Kind will only be made with respect to an aggregate amount of units permitting a non-fractional, pro-rata distribution of all of the options and securities that make up the portfolio, and will include a pro-rata distribution of the cash and equivalents within the portfolio ….”

GENERAL COMMENTS

14.         Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

15.         We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16.         Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

************
Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:	Oscar Loynaz Paul Koo Vincent Iannuzzi Donna Fiorini Anna T. Pinedo Leslie Cruz Lailey Rezai